SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.             )1

INTERPOOL, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

46062R108 (CUSIP Number)

September 14, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

CUSIP NO. 46062R108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GREYWOLF CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5 SOLE VOTING POWER 802,967 (See Item 4)
6 SHARED VOTING POWER 802,967 (See Item 4)
7 SOLE DISPOSITIVE POWER 802,967 (See Item 4)
8 SHARED DISPOSITIVE POWER 802,967 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,967 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* PN

SCHEDULE

CUSIP NO. 46062R108	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GREYWOLF CAPITAL OVERSEAS FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5 SOLE VOTING POWER 1,022,216 (See Item 4)
6 SHARED VOTING POWER 1,022,216 (See Item 4)
7 SOLE DISPOSITIVE POWER 1,022,216 (See Item 4)
8 SHARED DISPOSITIVE POWER 1,022,216 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,216 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON* CO

SCHEDULE

CUSIP NO. 46062R108	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GREYWOLF HIGH YIELD MASTER FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5 SOLE VOTING POWER 547,650 (See Item 4)
6 SHARED VOTING POWER 547,650 (See Item 4)
7 SOLE DISPOSITIVE POWER 547,650 (See Item 4)
8 SHARED DISPOSITIVE POWER 547,650 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,650 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON* CO

SCHEDULE

CUSIP NO. 46062R108	Page 5 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JONATHAN SAVITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5 SOLE VOTING POWER 0 (See Item 4)
6 SHARED VOTING POWER 2,372,833 (See Item 4)
7 SOLE DISPOSITIVE POWER 0 (See Item 4)
8 SHARED DISPOSITIVE POWER 2,372,833 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,372,833 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON* IN

SCHEDULE

CUSIP NO. 46062R108	Page 6 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JAMES GILLESPIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5 SOLE VOTING POWER 3,603 (See Item 4)
6 SHARED VOTING POWER 0 (See Item 4)
7 SOLE DISPOSITIVE POWER 3,603 (See Item 4)
8 SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON* IN

Item 1	(a)	Name of Issuer: Interpool, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 211 College Road East, Princeton, New Jersey, 08540

Item 2.1	(a)	Name of Person Filing: This statement is filed by: Greywolf Capital Partners II LP

	(b)	Address of Principal Business Office or, if None, Residence: 411 West Putnam Avenue Suite 265 Greenwich, CT 06830

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 46062R108

Item 2.2	(a)	Name of Person Filing: This statement is filed by: Greywolf Capital Overseas Fund

	(b)	Address of Principal Business Office or, if None, Residence: 6 Front Street Hamilton HM11 Bermuda

	(c)	Citizenship: Cayman Islands

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 46062R108

Item 2.3	(a)	Name of Person Filing: This statement is filed by: Greywolf High Yield Master Fund

	(b)	Address of Principal Business Office or, if None, Residence: 6 Front Street Hamilton HM11 Bermuda

	(c)	Citizenship: Cayman Islands

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 46062R108

Item 2.4	(a)	Name of Person Filing: This statement is filed by: Jonathan Savitz

	(b)	Address of Principal Business Office or, if None, Residence: 411 West Putnam Avenue Suite 265 Greenwich, CT 06830

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 46062R108

Item 2.5	(a)	Name of Person Filing: This statement is filed by: James Gillespie

	(b)	Address of Principal Business Office or, if None, Residence: 411 West Putnam Avenue Suite 265 Greenwich, CT 06830

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 46062R108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable. This Schedule is filed pursuant to 13d-1(c).

Item 4	Ownership:

	(a)-(b)

	Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund each acquired Series A Warrants (the “Series A Warrants”) and Series B Warrants (the “Series B Warrants”) of the Issuer exercisable for shares (“Shares”) of the Issuer’s common stock, par value $.001 per share (the “Common Stock”). Each Series A Warrant is initially exercisable for one share of the Common Stock, subject to adjustment, at any time on or after September 14, 2004. The Series B Warrants are not presently exercisable; however, each Series B Warrant will become exercisable for one share of Common Stock, subject to adjustment, at any time on or after the date when a majority of the Issuer’s stockholders approve the issuance of the Series B Warrants. If a majority of the Issuer’s stockholders have not approved the issuance of the Series B Warrants by January 31, 2005, or by April 30, 2005 if the Issuer is unable to call a meeting of all of its voting stockholders prior to January 31, 2005 solely as a result of an action taken by (or inaction of) the United States Securities and Exchange Commission, then the Series B Warrants will become immediately exercisable for cash in an amount equal to 105% times the then current market price of the Common Stock.

	Unless otherwise indicated, the approximate percentage of shares of Common Stock reported beneficially owned by each Reporting Person herein is based upon 29,977,579 shares, which reflects the sum of (i) the shares of Common Stock issued and outstanding as of September 1, 2004, as disclosed to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund by the Issuer plus (ii) all shares of Common Stock underlying the Series A Warrants issued to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund.

	Greywolf Capital Partners II LP beneficially owns 802,967 Series A Warrants, which are exercisable for an aggregate of 802,967 shares of Common Stock of the Issuer, which represents approximately 2.7% of the outstanding shares of Common Stock of the Issuer. Greywolf Capital Partners II LP also beneficially owns 419,033 Series B Warrants, which may be exercisable for an aggregate of 419,033 shares of Common Stock of the Issuer. To the extent the Series B Warrants become exercisable, Greywolf Capital Partners II LP would beneficially own approximately 3.9% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 31,215,857 shares, which reflects the sum of (i) the shares of Common Stock issued and outstanding as of September 1, 2004, as disclosed to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund by the Issuer plus (ii) all shares of Common Stock underlying the Series A Warrants and the Series B Warrants issued to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund.

	Greywolf Capital Overseas Fund beneficially owns 1,022,216 Series A Warrants, which are exercisable for an aggregate of 1,022,216 shares of Common Stock of the Issuer, which represents approximately 3.4% of the outstanding shares of Common Stock of the Issuer. Greywolf Capital Overseas Fund also beneficially owns 533,450 Series B Warrants, which may be exercisable for an aggregate of 533,450 shares of Common Stock of the Issuer. To the extent the Series B Warrants become exercisable, Greywolf Capital Overseas Fund would beneficially own approximately 5.0% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 31,215,857 shares, which reflects the sum of (i) the shares of Common Stock issued and outstanding as of September 1, 2004, as disclosed to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund by the Issuer plus (ii) all shares of Common Stock underlying the Series A Warrants and the Series B Warrants issued to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund.

	Greywolf High Yield Master Fund beneficially owns 547,650 Series A Warrants, which are exercisable for an aggregate of 547,650 shares of Common Stock of the Issuer, which represents approximately 1.8% of the outstanding shares of Common Stock of the Issuer. Greywolf High Yield Master Fund also beneficially owns 285,795 Series B Warrants, which may be exercisable for an aggregate of 285,795 shares of Common Stock of the Issuer. To the extent the Series B Warrants become exercisable, Greywolf High Yield Master Fund would beneficially own approximately 2.7% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 31,215,857 shares, which reflects the sum of (i) the shares of Common Stock issued and outstanding as of September 1, 2004, as disclosed to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund by the Issuer plus (ii) all shares of Common Stock underlying the Series A Warrants and the Series B Warrants issued to Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund.

	Mr. Savitz is the senior managing member of a limited liability company which is the sole general partner of Greywolf Capital Partners II LP. Mr. Savitz is also the managing member of a limited liability company which is the general partner of the investment manager for each of Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund. This investment manager exercises investment discretion and control over the securities held by each of Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund.

	Mr. Jonathan Savitz does not directly own any Warrants or Shares. Mr. Savitz may be deemed to beneficially own 2,372,833 Shares, which represents approximately 7.9% of the outstanding shares of Common Stock, of which 802,967 are owned directly by Greywolf Capital Partners II LP, 1,022,216 are owned directly by Greywolf Capital Overseas Fund and 547,650 are owned directly by Greywolf High Yield Master Fund. To the extent the Series B Warrants become exercisable, Mr. Savitz may be deemed to beneficially own 3,611,111 Shares, which represents approximately 11.6% of the outstanding shares of Common Stock, of which 1,222,000 are owned directly by Greywolf Capital II LP, 1,555,666 are owned directly by Greywolf Capital Overseas Fund and 833,445 are owned directly by Greywolf High Yield Master Fund.

	Mr. Savitz disclaims beneficial ownership of all such Warrants and Shares, in excess of his pecuniary interests including those Shares held by James Gillespie.

	Mr. James Gillespie is a limited partner in the investment manager for each of Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund. Mr. Gillespie is also a non-controlling member of a limited liability company which is the sole general partner of Greywolf Capital Partners II LP. Mr. Gillespie directly owns 3,603 Shares. Mr. Gillespie disclaims beneficial ownership of all Warrants and Shares owned by Greywolf Capital Partners II LP, Greywolf Capital Overseas Fund and Greywolf High Yield Master Fund in excess of his pecuniary interests.

	(c) (i) Sole power to vote or direct the vote:

	Greywolf Capital Partners II LP:	802,967
	Greywolf Capital Overseas Fund:	1,022,216
	Greywolf High Yield Master Fund:	547,650
	Jonathan Savitz:	0
	James Gillespie:	3,603

	(ii) Shared power to vote or direct the vote:

	Greywolf Capital Partners II LP:	802,967
	Greywolf Capital Overseas Fund:	1,022,216
	Greywolf High Yield Master Fund:	547,650
	Jonathan Savitz:	2,372,833
	James Gillespie:	0

	(iii) Sole power to dispose or direct the disposition:

	Greywolf Capital Partners II LP:	802,967
	Greywolf Capital Overseas Fund:	1,022,216
	Greywolf High Yield Master Fund:	547,650
	Jonathan Savitz:	0
	James Gillespie:	3,603

	(iv) Shared power to dispose or direct the disposition:

	Greywolf Capital Partners II LP:	802,967
	Greywolf Capital Overseas Fund:	1,022,216
	Greywolf High Yield Master Fund:	547,650
	Jonathan Savitz:	2,372,833
	James Gillespie:	0

Item 5	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8

Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended with respect to their investment in Common Stock of the Issuer, but do not affirm the existence of a group.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10	Certifications.

	(a) Not applicable.

	(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2004

GREYWOLF CAPITAL PARTNERS II LP

By:	GREYWOLF ADVISORS LLC, its general partner

	By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Senior Managing Member

GREYWOLF CAPITAL OVERSEAS FUND

By:	GREYWOLF CAPITAL MANAGEMENT LP, its investment manager

	By:	GREYWOLF GP LLC, its general partner

		By:	/s/ Jonathan Savitz
		Name:	Jonathan Savitz
		Title:	Managing Member

GREYWOLF HIGH YIELD MASTER FUND

By:	GREYWOLF CAPITAL MANAGEMENT LP, its investment manager

	By:	GREYWOLF GP LLC, its general partner

		By:	/s/ Jonathan Savitz
		Name:	Jonathan Savitz
		Title:	Managing Member

/s/ Jonathan Savitz

/s/ James Gillespie

Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Common Stock of Interpool, Inc. is being filed on behalf of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall constitute one and the same instrument.

Dated: September 24, 2004

GREYWOLF CAPITAL PARTNERS II LP

By:	GREYWOLF ADVISORS LLC, its general partner

	By:	/s/ Jonathan Savitz
	Name:	Jonathan Savitz
	Title:	Senior Managing Member

GREYWOLF CAPITAL OVERSEAS FUND

By:	GREYWOLF CAPITAL MANAGEMENT LP, its investment manager

	By:	GREYWOLF GP LLC, its general partner

		By:	/s/ Jonathan Savitz
		Name:	Jonathan Savitz
		Title:	Managing Member

GREYWOLF HIGH YIELD MASTER FUND

By:	GREYWOLF CAPITAL MANAGEMENT LP, its investment manager

	By:	GREYWOLF GP LLC, its general partner

		By:	/s/ Jonathan Savitz
		Name:	Jonathan Savitz
		Title:	Managing Member

/s/ Jonathan Savitz

/s/ James Gillespie